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                                                                     EXHIBIT 3.1


                     SIXTH AMENDMENT TO AMENDED AND RESTATED
                         BYLAWS OF LIDAK PHARMACEUTICALS

                                October 15, 1998

Article 2 - "Meetings of Shareholders," Section 2.1.2 of the Amended and Restated Bylaws of LIDAK Pharmaceuticals, a California corporation, is hereby amended and restated as follows:

        "2.1.2 (a) The annual meeting of shareholders shall be held each year on a date and at a time fixed by the Board of Directors. At each annual meeting, (i) directors shall be elected from the persons who are nominated in accordance with the procedures set forth in paragraph (b) below and (ii) any proper business shall be conducted which has been submitted in accordance with the procedures set forth in paragraph (b) below.

               (b) Only proper business which has been submitted in accordance with the following procedures shall be conducted at the annual meeting. Submissions of nominations of persons for election as directors or other proper business to be conducted at the annual meeting may be made at such meeting by or at the direction of the Board of Directors, by any committee or persons appointed by the Board of Directors or by any shareholder of the corporation who complies with the notice procedures set forth in this paragraph. Such submissions of proper business by any shareholder shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a shareholder's notice shall be delivered to, or mailed and received at, the principal executive offices of the corporation not less than sixty (60) days nor more than one hundred twenty (120) days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; provided, however, that if less than seventy
        (70) days' notice or prior public disclosure of the date of the scheduled annual meeting is given or made to the shareholders, notice by the shareholder, to be timely, must be so delivered or received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a description of the proper business submitted for consideration at the annual meeting, (ii) the name and record address of the stockholder giving the notice, (iii) the class and number of shares of capital stock of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the shareholder in such business, and (v) if such business involves the nomination of a person for election as a director, the name, age, business and residence addresses and principal occupation of such person. No proper business shall be conducted at the annual meeting unless submitted in accordance with the procedures set forth herein. The officer of the corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the meeting that a submission of a proper nomination or proper business was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective submission shall be disregarded."

All other provisions of the Amended and Restated Bylaws remain unchanged and in full force and effect.